

August 1, 2012

Via E-mail
Ricardo Reyes
Chief Financial Officer
United Breweries Company, Inc.
Vitacura 2670, Twenty-Third Floor
Santiago, Chile

      Re: **United Breweries Company, Inc.**
              Form 20-F for Fiscal Year Ended December 31, 2011
              Filed April 30, 2012
              File No. 001-14906

Dear Mr. Reyes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

1.   We note your use of EBIT and EBITDA in various sections of your Form 20-F. Please address the following:

- We note your definitions and use of EBIT and EBITDA on pages 77, F-41, F-76, F-79 – 81 do not appear consistent with Item 10(e) of Regulation S-K. As such, these measures should not be labeled as EBIT and EBITDA. Please confirm in future filings you will revise to rename these measures to clearly distinguish them from EBIT and EBITDA (e.g. Adjusted EBIT, Adjusted EBITDA). Also refer to Question 103.01 of Non-GAAP Financial Measures Compliance and Disclosure Interpretation.

- Please reconcile for us your definitions of EBIT and EBITDA in Note 2.3 on page F-18 with those in Note 7 on page F-41.

- Your presentation of EBIT appears to be a non-IFRS performance measure. Please confirm in future filings you will reconcile such measure to the most directly comparable IFRS measure and provide disclosures required by Item 10(e) of Regulation S-K. Please provide us with a draft of your planned disclosures.

- Please confirm in future filings you will revise to remove the prominent presentation of the non-IFRS measure EBIT in your selected financial data on page 3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining